April 2, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Attn: William Choi

Division of Corporate Finance

Washington, D.C. 20549-0404

Dear Mr. Choi

Re: Melt – Inc Letter dated March 23, 2007

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1 – Nature of Organization

h.	Revenue Recognition, page 11

SEC Comment 1) We have reviewed your response to prior comment 1 in our letter dated March 2, 2007. When you amend your periodic reports to file your restated financial statements, please consider describing the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective despite the restatement please consider describing the basis for the officer’s conclusions.

Melt Response: It is management’s opinion that disclosure controls and procedures were effective; management had sufficient governance over financial statement and disclosure preparation. Further, management was aware of the existing revenue recognition policy and booked franchise fees in accordance with the then existing policy. As management adjusted its interpretation of the accounting requirements of FAS 45 with respect to our franchise agreements and updated our revenue recognition policy, we identified and restated appropriately and timely.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Notes to the Consolidated Financial Statements

General

SEC Comment 2) We have reviewed your response to prior comment 3 in our letter dated March 2, 2007. Please tell us whether these franchise store design, lease review, and site finder services are provided separately from, and in addition to, the pre-opening support included as part of the $25,000 initial franchise fee. Please also tell us whether you enter into a separate sales contract for these services. If these additional services are separate and independent of the franchise sales agreement, please expand your disclosure to discuss in sufficient detail the additional services you provide. Please also tell us how your revenue recognition policy with respect to these services complies with paragraph 13 of SFAS 45 or other applicable accounting guidance.

Melt Response: Franchise store design, lease review and site finder services are provided separately from, and in addition to, the pre-opening support included as part of the $25,000 initial franchise fee.  The company enters into separate contracts for these services and they are not included in the franchise agreement.  We plan to significantly increase our revenue recognition disclosure in our financial statements at December 31, 2006 to discuss in detail these separate services, including the fact that we do not recognize revenue until all rights and obligations of the Company have been met.  We believe our revenue recognition policy on these services is in accordance with the guidance provided in the SEC's Staff Accounting Bulletins 101 and 104.

Should you have any questions or further comments, please do not hesitate to contact me at (949) 707 0456 ext 108.

Sincerely,

Scott M. Miller

EVP and CFO

Melt Inc

Cc Clive Barwin

Mike Zorehkey
Jeff Jones, HJ & Associates
Bill MacDonald, Clark Wilson, LLP